Jocelyn M. Arel 617.570.1067 jarel@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 4, 2013

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Soares and Russell Mancuso

Re:	Plug Power Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 4, 2013
File No. 333-186041

Ladies and Gentlemen:

This letter (the “Letter”) is being furnished on behalf of Plug Power Inc. (the “Company”) to supplementally respond to certain comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from Robert P. Whalen Jr. of Goodwin Procter LLP, the Company’s counsel, to the Staff, dated February 4, 2013 (the “Response Letter”). In the Response Letter, the Company stated that it would supplementally respond to Comment No. 3 of the Response Letter (“Comment No. 3”).

Accordingly, the Company’s supplemental response to Comment No. 3 is set forth below. For your convenience, we have reproduced herein Comment No. 3 in italics font before the Company’s response thereto.

Prospectus Cover Page

3.	Please tell us the authority on which you rely to include an over-allotment offering which differs from the rest of the offering. The over-allotment appears to allow the underwriter to choose stock “and/or” warrants, while the rest of the offering appears to include .75 of a warrant with each share.

RESPONSE: The offering has been structured as a common stock and warrant offering, where the shares of common stock and the warrants will be issued separately, as separate securities and not as a unit. The shares of common stock will be listed on the Nasdaq Capital Market, but the warrants will be physical and will not be listed on or trade on the Nasdaq Capital Market and there is no expectation that the warrants will be listed on or trade on any other market. The investors at the initial closing will each receive shares of common stock and the corresponding warrants as disclosed in the prospectus. While the over-allotment option for the offering has been structured to provide the underwriters with the right to purchase shares of common stock or warrants or both securities from the Company, the public investors receiving securities from exercise of the over-allotment will receive shares of common stock and the corresponding warrants—the exact same securities that investors in the primary offering are receiving. The over-allotment option is structured in this manner only because the warrants in the offering will not be listed and will not trade. The underwriters have the option to cover over-allotments following the sale of the primary shares in accordance with applicable rules in the open market or by exercising its over-allotment option by purchasing additional shares from the Company. Since the underwriters do not have the ability to cover over-allotments by purchasing warrants in the open market, its only alternative is to purchase the warrants from the Company, necessitating the ability to purchase the warrants separately. As a result, in order to deliver the same securities as described in the prospectus to the investors in the over-allotment option, the underwriters need the ability to acquire the warrant from somewhere, and receiving additional warrants from the Company is the only practical alternative. Notwithstanding where the underwriters get the securities, from the Company with respect to the warrant and from the Company or from market with respect to the common stock, the public investors in the over-allotment option will get the same common stock and the corresponding warrants as described in the prospectus. All investors in the offering, whether receiving securities in the initial closing or in any closing of the over-allotment option, will be receiving the same securities.

We note that this structure has been used in a number of public offerings and by a number of different issuers and investment banks. We are unable to find authority that expressly discusses this type of structure, either to expressly permit it or to state that this structure is not allowed. The Company and the underwriters believe that this structure is consistent with the purpose of the securities laws. In order for the underwriters to assure an orderly distribution and properly support the price of the Company’s common stock following the offering consistent with SEC regulations, the underwriters need the ability to be able to go into the market to purchase shares of common stock to facilitate customer orders and to help support the stock if necessary by entering into syndicate covering transactions by purchasing shares in the open market. Since the offering has been structured as a common stock and warrant offering, the underwriters cannot do this without being able to purchase the corresponding warrant from the Company (since the warrants will not be listed). If the underwriters are not allowed to separately acquire the warrant from the Company without purchasing the corresponding common stock, there will be no ability for the underwriters to cover their over-allotments in the open market, which in turn can be detrimental not only to the purchasers in the offering, but also all other stockholders of the Company. The utility of the over-allotment option is important in all offerings, but especially in small cap offerings, where there has been extreme volatility in the price and trading volume of the issuer’s common stock following the distribution of the securities. We also understand that the Staff has concerns regarding “naked shorting” and we advise the Staff that this structure does not allow for “naked short” since the warrants do not trade and, as a result, the underwriters cannot and will not enter into “naked short” positions.

The Company and the underwriters believe that this structure is fully consistent with the purpose and public policy of the securities laws for the limited purpose of ensuring that the underwriters have the ability to support the price of the common stock and to help prevent losses due to temporary market disruption due to the distribution of the securities in the offering.

If you have any further questions concerning the Company’s response to Comment No. 3, please contact me at 617.570.1067.

Sincerely,

/s/ Jocelyn M. Arel, Esq.
Jocelyn M. Arel, Esq. Goodwin Procter LLP

Enclosures

cc:	Gerard L. Conway Jr., Esq., Plug Power Inc.

Robert P. Whalen, Jr., Esq., Goodwin Procter LLP

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